

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

June 8, 2009

William L. Wall
Executive Vice President,
Chief Financial Officer and Secretary
First South Bancorp, Inc.
1311 Carolina Avenue
Washington, NC 27889-2047

      Re: First South Bancorp, Inc.
                Form 10-K for Fiscal Year Ended December 31, 2008
                File No. 000-22219

Dear Mr. Wall:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        Kathryn McHale
                        Attorney-Adviser

cc: By facsimile (919) 518-2146
       Todd H. Eveson